UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2002

Commission File No. 1-8968

ANADARKO EMPLOYEE SAVINGS PLAN

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

(832) 636-1000

ANADARKO EMPLOYEE SAVINGS PLAN
INDEX

FINANCIAL STATEMENTS

Page

SCHEDULE

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 are omitted because they are not applicable or not required.

INDEPENDENT AUDITORS' REPORT

EXHIBIT

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
thousands	2002	2001
Assets		
Investments, at fair value		
Anadarko common stock	$ 182,981	$ 228,477
Mutual funds	105,576	121,544
Common and collective trust	1,843	---
Money market investments	69,784	64,092
Participant loans receivable	5,981	5,934
	366,165	420,047
Receivables		
Sales of securities	795	4,079
	795	4,079
Cash, non-interest bearing	186	---
Total assets	$ 367,146	$ 424,126
Liabilities		
Note payable	$ 27,254	$ 43,289
Purchase of securities payable	1,019	789
Interest payable	511	812
Total liabilities	$ 28,784	$ 44,890
Net Assets Available For Benefits	$ 338,362	$ 379,236

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

thousands except share amounts	Year Ended December 31, 2002
Additions (Decreases) to Net Assets Attributed to:	
Investment income (loss)	
Net depreciation in fair value of investments	$ (61,243)
Dividends	3,300
Interest	1,085
Interest income on participant loans receivable	484
Total investment loss	(56,374)
Contributions	
Employer	18,348
Participant rollover	1,035
Participant contributions	20,323
Total contributions	39,706
Allocation of ESOP common stock, at fair value (257,540 shares)	12,467
Transfer from Norcen Explorer, Inc. 401(k) Plan	1,683
Total	$ (2,518)
Deductions to Net Assets Attributed to:	
Distributions to participants	$ 23,463
Administrative expenses (fees and commissions)	21
Interest expense	2,405
Allocation of ESOP common stock, at fair value (257,540 shares)	12,467
Total	$ 38,356
Net Decrease in Net Assets Available for Benefits During the Year	$ (40,874)
Net Assets Available for Benefits at Beginning of Year	379,236
Net Assets Available for Benefits at End of Year	$ 338,362

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 and 2001

1. Summary of Significant Accounting Policies

Basis of Presentation   The accounts of the Anadarko Employee Savings Plan (Plan) are maintained on an accrual basis.

Use of Estimates   The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Payment of Distributions   Distributions to participants are recorded when paid.

Expenses   All trustee fees, brokerage fees and other expenses incident to the administration of the Plan may be paid by Anadarko Petroleum Corporation (Anadarko, the Company or the Employer) and, if not paid by the Company, shall be paid by the Plan. A setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals is deducted from the participants' accounts. In 2002, the Company elected to pay the trustee fees for the Plan and presently intends to continue to do so although the Company can, at its discretion, discontinue this practice.

Investments   On each valuation date, as defined, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the participants' accounts. Fair value of common stock and mutual funds is based on quoted market prices. Fair value of common and collective trust funds is based on the quoted market prices, if available, of the underlying securities. Security transactions are recorded on a trade-date basis. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest is accrued as earned. Participant loans receivable are valued at amortized cost, which approximates fair value.

Anadarko common stock represents approximately 50% and 54% of the total assets of the Plan as of December 31, 2002 and 2001, respectively.

2. Description of the Plan

Effective July 14, 2000, the Company merged with Union Pacific Resources Group Inc., subsequently renamed Anadarko Holding Company (Anadarko Holding). As of the merger date, each share of common stock of Anadarko Holding issued and outstanding was converted into 0.455 shares of Anadarko common stock. In conjunction with the merger, the Company's Board of Directors approved the immediate vesting of Plan benefits for all persons employed with the Company on the merger date. Subsequently, effective December 31, 2000, the Union Pacific Resources Group Inc. Employees' Thrift Plan (UPR Thrift Plan) was merged into the Plan.

In February 2002, the Norcen Explorer Inc. 401(k) Plan with net assets valued at $1,683,000 was merged into the Plan. The Norcen Explorer Inc. 401(k) Plan was acquired in the merger with Anadarko Holding.

2. Description of the Plan (continued)

The Plan was originally adopted by the Company's Board of Directors and approved by its sole stockholder on August 27, 1986. The Plan was amended and restated effective October 1, 1999. The Plan has since been amended by six amendments including one that added a leveraged employee stock ownership plan (ESOP) feature (see Notes 5 and 6) as a means of implementing the merger with the UPR Thrift Plan. The ESOP is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code) and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective December 31, 2000, Employer contributions are invested in the ESOP. The Plan, as amended, is described in the following discussion.

The purpose of the Plan is to encourage and assist employees in accumulating retirement savings, to provide a means for employees to have an ownership interest in common stock of the Company (Company Stock) and to encourage employees to remain in the employ of the Company, its subsidiaries and affiliates. The Plan has been adopted exclusively to provide benefits for employees participating in the Plan (Participants) and their beneficiaries, and no part of the corpus or income of the trust fund (Trust) established pursuant to the Plan to hold contributions of Participants and the Company may be used for any purpose other than to provide such benefits and defray reasonable expenses of administering the Plan.

The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the Benefits Administration Committee). The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee).

The Plan is a defined contribution plan that is qualified under Section 401 of the Code (see Note 8). All regular employees of the Company are eligible to participate in the Plan upon employment. Participation is voluntary. Directors and officers who are also employees of the Company may participate on the same basis as all other employees. The Plan was amended, effective January 1, 2001, to increase the allowable Participant contribution to up to 15% of their compensation which includes base salary or wages, as well as overtime and incentive bonuses (excluding override payments, front-end bonuses and other special payments). The Company will match 100% of a Participant's contributions up to a maximum of 6% of such Participant's compensation. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution to the Plan. Effective July 1, 2002, Participants who are age 50 or older by the end of the calendar year are allowed to make an additional "catch-up" contribution. In 2002, the contribution was limited to $1,000. The "catch-up" contribution is not subject to the employer matching contribution. Contributions to the Plan are subject to certain limitations under the Code. Generally, employee contributions are withheld on the 25th of the month and sent to the Trustee by the first of the following month.

Contributions by a Participant are always the Participant's property and not subject to vesting. A Participant has a 100% vested right to Employer matching contributions after three years of service or upon death, retirement, disability or a change of control of the Company. Effective with the merger of Anadarko and Anadarko Holding, each Participant who was actively employed on July 14, 2000 and who was not already 100% vested in their Employer contribution account became 100% vested in all previous and future Company contributions. Subject to certain restrictions, Participants may elect to have amounts distributed from the Plan to them prior to termination of employment through withdrawals or loans from the Plan.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 and 2001

2. Description of the Plan (continued)

The Employer contribution account of a Participant who terminates employment prior to the time that the Participant is vested will be forfeited by the employee. For 2002, employee forfeitures were $83,000. Forfeitures do not affect net assets of the Plan but merely reduce future Company contributions.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

The terms of the Plan are more fully described in the Plan document, which is available to each Participant.

3. Investment Programs

Employer Contributions   The Employer contribution accounts of Participants are initially invested in Company Stock. A fully vested Participant may transfer their Employer contribution account into any investment options provided under the Plan. The Employer contributions are allocated from the ESOP (see Notes 5 and 6).

Investment Options for Tax-Deferred, After-Tax and Rollover Contributions   Participants may designate the manner in which the amounts allocated to their tax-deferred savings account, their after-tax savings account and their rollover account shall be invested. In addition to Company Stock, the Plan currently offers a money market, common and collective trust fund and 14 mutual funds as investment options for Participants. Participants may designate one of such options for all of the contributions to their tax-deferred savings account, their after-tax savings account and their rollover account or a Participant may designate a percentage of such contributions to be invested pursuant to each option. Invested funds of Participants, including Employer contributions, can be transferred between funds at the election of the Participant, subject to certain restrictions as defined in the Plan. Effective December 2, 2002, the Plan closed the Vanguard Value Index Fund-Institutional Class and the Janus Worldwide Fund. These two funds were replaced by the AIM Basic Value Fund-Class A and the Morgan Stanley Institutional Fund, Inc.-International Equity Portfolio Class B, respectively.

Participant Loans Receivable   The amount of a Participant's loan may not be more than the lesser of a) 50% of the Participant's vested account balance, or b) $50,000 less the highest outstanding loan balance in the previous 12 months. Under the terms of the UPR Thrift Plan, loans were not to exceed 5 years, except loans relating to a principal residence, in which case the term of the loan could not exceed 15 years. Any 15 year loans outstanding at the merger date were grandfathered, but the principal residence option is no longer available. New loan terms range from 6 months to a maximum of 5 years. The loans are secured by the balance in the Participant's account and bear interest at a rate fixed for the life of the loan. The interest rate is determined to be the prime interest rate plus 1% as reported in the Wall Street Journal on the first business day of the quarter preceding the date the loan was requested. Interest rates for current outstanding loans range from 5.75% to 10.5%. Principal and interest are paid ratably through monthly or semi-monthly payroll deductions.

4. Investments

The following table sets forth investments as of December 31, 2002 and 2001, respectively. Invested funds of all Participants, including Employer contributions, are participant-directed, subject to vesting and certain other restrictions as defined by the Plan. Investments that represent 5% or more of the Plan's net assets are separately identified.

thousands except number of shares	December 31, 2002		December 31, 2001	
	Shares/Units	Fair Value	Shares/Units	Fair Value
Anadarko common stock				
Anadarko Stock Fund	2,555,173	$ 122,393	2,679,819	$ 152,348
Anadarko ESOP (allocated) *	606,678	29,060	421,138	23,941
Anadarko ESOP (unallocated) *	658,194	31,528	917,990	52,188
Total Anadarko common stock		182,981		228,477
Fidelity Blue Chip Mutual Fund	650,649	20,782	618,932	26,577
Spartan US Equity Index Mutual Fund	1,093,539	34,064	1,123,320	45,652
Fidelity Retirement Money Market Portfolio *	69,784	69,784	64,092	64,092
Other		58,554		55,249
Total		$ 366,165		$ 420,047

* Completely or partially nonparticipant-directed investment.

During the year ended December 31, 2002, the fair value of the Plan's investments depreciated as follows:

thousands	
Realized loss from sales of Anadarko common stock	
Proceeds	$ 46,624
Costs	51,878
Net realized loss	(5,254)
Unrealized depreciation of Anadarko common stock	(28,339)
Net depreciation in fair value of mutual funds	(27,650)
Net depreciation in fair value of investments	$ (61,243)

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term.

5. Nonparticipant-Directed Investments

The unallocated shares of the ESOP are nonparticipant-directed. The vested allocated shares of the ESOP are participant-directed and the unvested allocated shares of the ESOP are nonparticipant-directed. The nonparticipant-directed and participant-directed amounts are not easily separated and, therefore, are presented combined. Information about the net assets relating to the ESOP is as follows:

	December 31, 2002		December 31, 2001	
thousands	Allocated	Unallocated	Allocated	Unallocated
Net assets				
Anadarko common stock, at fair value	$ 29,060	$ 31,528	$ 23,941	$ 52,188
Money market investments	610	69	352	101
Receivables	1	--	143	--
Interest payable	--	(511)	--	(812)
Note payable	--	(27,254)	--	(43,289)
Other payables	(4)	--	(20)	--
Net assets available for benefits	$ 29,667	$ 3,832	$ 24,416	$ 8,188

Information about the significant components of the changes in net assets for the year ended December 31, 2002 relating to the ESOP is as follows:

thousands	Allocated	Unallocated
Changes in net assets		
Net depreciation of Anadarko common stock	$ (3,788)	$ (8,084)
Dividends and interest income	174	252
Employer contributions	--	18,348
Interest expense	--	(2,405)
Allocation of shares to participants	12,467	(12,467)
Distribution to participants	(1,439)	--
Net transfer	(2,163)	--
Net increase (decrease) in net assets during the year	$ 5,251	$ (4,356)

6. Employee Stock Ownership Plan

An ESOP was incorporated into the Plan on December 31, 2000. The UPR Thrift Plan, which included a leveraged ESOP component, was merged with and into the Plan. The shares of ESOP stock from the UPR Thrift Plan were originally purchased with the proceeds from a $107,300,000 note payable that was assumed by the UPR Thrift Plan. The note payable requires repayment of principal and interest thereon at a fixed rate of 7.5% per annum over a maximum term of 30 years beginning in January 1997 and is collateralized by the ESOP shares. Following the merger of Anadarko and Anadarko Holding, each outstanding share of Anadarko Holding common stock held in the ESOP was converted into 0.455 shares of Anadarko common stock. Note payments are funded with dividends paid on the ESOP shares (whether or not allocated) and with cash contributions from the Company. As note payments are made, shares are released from collateral, based on the proportion of debt service paid. ESOP shares released from collateral are allocated to participant accounts in amounts necessary to: a) meet the Company's matching requirement and b) replace the value of any

6. Employee Stock Ownership Plan (continued)

dividends on ESOP shares allocated to participant accounts, which are used to repay the note payable to the Company. At December 31, 2002 and 2001, the note payable balance of $27,254,000 and $43,289,000, respectively, approximates fair value.

Currently, scheduled amortization of the note payable is as follows:

thousands	
2003	$ 1,384
2004	1,494
2005	1,613
2006	1,741
2007	1,879
Thereafter	19,143

Once the ESOP shares are allocated to Participant accounts, the Company has no rights against the ESOP shares.

The following is a summary of ESOP investments:

	December 31, 2002		December 31, 2001	
thousands except number of shares	Allocated	Unallocated	Allocated	Unallocated
Anadarko common stock				
Number of shares	606,678	658,194	421,138	917,990
Cost	$ 38,670	$ 46,784	$ 26,843	$ 65,251
Fair value	$ 29,060	$ 31,528	$ 23,941	$ 52,188

The change in unallocated shares of common stock of 259,796 shares includes the allocation of 257,540 shares of ESOP common stock and 2,256 shares acquired through dividend reinvestments.

Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan Participants and beneficiaries.

7. Related-Party Transactions

Certain Plan investments are in mutual funds managed by Fidelity. Fidelity is the trustee of the Plan; therefore, these transactions qualify as party-in interest. The Plan also allows for investment in the Company's common stock. The Company is the Plan sponsor; therefore, these transactions qualify as party-in interest. These are exempt related-party transactions under ERISA.

8. Federal Income Taxes

On April 14, 2003, the Company received a favorable determination letter from the Internal Revenue Service (IRS) that: a) the Plan and amendments to the Plan executed on February 27, 2002 and December 30, 2000, met the requirements of Section 401(a) of the Code and the Trust established thereunder is exempt from federal income tax under Section 501(a) of the Code, and b) the provisions of the Plan regarding tax-deferred

8. Federal Income Taxes (continued)

contributions constitute a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. The Plan has adopted amendments subsequent to those covered by the determination letter. However, the Company and the Plan's Benefits Administration Committee believe that the Plan, as designed and operated, is in compliance with the applicable provisions of the Code.

The Company is entitled to deduct for federal income tax purposes the amount of tax-deferred contributions and Employer matching contributions made to the Plan. In general, neither such contributions to the Plan nor the income of the Trust earned thereon or income earned on Participants' after-tax contributions to the Plan will be taxable to Participants as income prior to the time such Participants receive a distribution from the Plan. Participants' after-tax contributions to the Plan do not reduce their taxable income.

Participants' tax-deferred contributions are excluded from their taxable income for the year contributions are made, except for any amounts which exceed limitations under the Code.

Certain tax consequences apply upon withdrawal and distribution of amounts in a Participants' accounts, therefore a Participant should seek tax advice prior to requesting a withdrawal or distribution.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

thousands	2002	2001
Net assets available for benefits per the financial statements	$ 338,362	$ 379,236
Amounts allocated to withdrawing Participants	---	(576)
Net assets available for benefits per the Form 5500	$ 338,362	$ 378,660

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

thousands	
Distributions to Participants per the financial statements	$ 23,463
Less: Amounts allocated to withdrawing Participants at December 31, 2001	(576)
Benefits paid to Participants per the Form 5500	$ 22,887

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

10. Subsequent Event (Unaudited)

In March 2003, the Howell Corporation 401(k) Plan with net assets valued at $4,783,000 was merged into the Plan. The Howell Corporation 401(k) Plan was acquired as a result of the Company's acquisition of Howell Corporation on December 6, 2002.

ANADARKO EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

thousands **Identity of Issue / Description**	**Shares/Units Par Value**	**Cost**	**Current Value**
Anadarko Petroleum Corporation			
Common Stock			
* Anadarko Stock Fund	2,555	$ (a)	$ 122,393
* Anadarko ESOP Fund (allocated) (b)	607	38,670	29,060
* Anadarko ESOP Fund (unallocated) (b)	658	46,784	31,528
Total Anadarko common stock	3,820		182,981
Fidelity Distributor Corporation			
Mutual Funds			
* Fidelity Blue Chip Growth Fund	651	(a)	20,782
* Fidelity Puritan Fund	810	(a)	12,793
Franklin Small-Mid Cap Growth Fund – Class A	404	(a)	8,866
* Spartan U.S. Equity Index Fund	1,094	(a)	34,064
Morgan Stanley Institutional Fund, Inc. - International Equity Portfolio -			
Class B	720	(a)	10,463
AIM Basic Value Fund - Class A	110	(a)	2,404
Strong Advisor Small Cap Value Fund - Class Z	29	(a)	555
* Fidelity Freedom Income Fund	50	(a)	530
* Fidelity Freedom 2000 Fund	76	(a)	838
* Fidelity Freedom 2010 Fund	174	(a)	1,991
* Fidelity Freedom 2020 Fund	119	(a)	1,268
* Fidelity Freedom 2030 Fund	55	(a)	558
* Fidelity Freedom 2040 Fund	57	(a)	334
PIMCO Total Return Fund-Administrative Class	949	(a)	10,130
			105,576
Fidelity Distributor Corporation			
Common and Collective Trusts			
* Fidelity Managed Income Portfolio	1,843	(a)	1,843
Fidelity Management Trust Company			
Money Market			
Fidelity Retirement Money Market Portfolio			
* Participant	66,371	(a)	66,371
* Anadarko Stock Fund	2,734	(a)	2,734
* Allocated (b)	610	610	610
* Unallocated (b)	69	69	69
Money Market – Total	69,784		69,784
*Participant Loans Receivable (interest rates range from 5.75% to 10.5%)		(a)	5,981
Total			$ 366,165

(a) Cost omitted for participant-directed investments
(b) Completely or partially nonparticipant-directed
*Party-in-interest

See accompanying Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT

The Benefits Administration Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 26, 2003

EXHIBIT INDEX

The following documents are filed as part of this report:

Exhibit Number	Description
23	Independent Auditors' Consent
99.1	Certification Pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN

June 26, 2003   By: MICHAEL E. ROSE

(Michael E. Rose, Anadarko Petroleum Corporation, Executive Vice President and Chief Financial Officer, and Member of Benefits Administration Committee)